File No. 70-98**
                 (GEM Transfer of 2% of AE Supply)

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                             FORM U-1

                     APPLICATION / DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ______________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

               Allegheny Energy Supply Company, LLC
               R.R. 12, P.O. Box 1000 Roseytown Road
                       Greensburg, PA 15601
                   _____________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740


                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740



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                         TABLE OF CONTENTS

                                                         PAGE

Item    1.  Description of Proposed Transactions           3


Item    2.  Fees, Commissions, and Expenses                7


Item    3.  Applicable Statutory Provisions                7


Item    4.  Regulatory Approval                            7


Item    5.  Procedure                                      7


Item    6.  Exhibits and Financial Statements              7


Item    7.  Information as to Environmental Effects        8



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Item 1.   Description of the Proposed Transaction

          A.   Background

     Allegheny Energy, Inc. ("Allegheny"), a registered public utility holding company, and Allegheny Energy Supply Company,
L.L.C.   ("AE   Supply"),  its  wholly  owned  generating company
subsidiary    (collectively   "Applicants"),   have   filed this
application - declaration pursuant to sections 6(a), 7 and 12, of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 44, 53 and 54 under the Act.

     The Applicants and Allegheny Energy Global Markets L.L.C., a newly formed, wholly owned Rule 58 subsidiary of AE Supply ("Rule 58 Company"), Merrill Lynch & Co. ("ML") and Merrill Lynch Capital Services, its wholly owned subsidiary ("MLCS" together with ML, "Merrill Lynch"), have entered into an Asset Contribution and Purchase Agreement dated January 8, 2001 ("Agreement"). Under the Agreement AE Supply will acquire Global Energy Markets ("GEM"), Merrill Lynch's energy commodity marketing and trading unit.<F1> Under the Agreement, AE Supply, through the Rule 58 Company will acquire GEM for $490 million plus, subject to Securities and Exchange Commission ("Commission") approval, a two percent equity interest in AE Supply. The Agreement further provides that if the Commission does not approve the transfer of the two percent equity interest by a date certain, AE Supply will make additional cash
payment  to Merrill Lynch.   The transaction will be accounted for
as a purchase.

     Allegheny and AE Supply will finance the acquisition through a sale of debt that is consistent with the Applicants' existing financing limits under Rule 58.<F2> By this application, Applicants seek authority to issue to Merrill Lynch a two percent (2%) membership interest in AE Supply, or an equal percent in a successor affiliate in the event AE Supply is merged therein.<F3> Applicants request expedited treatment of this application and request an order issued and effective not later than April 15, 2001.

          B.   Overview

               1.         The Allegheny System

     Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power) and The Potomac Edison Company ("Potomac Edison") and a regulated


<F1> See Exhibit A, Asset Contribution and Purchase Agreement.
<F2> Rule 58 provides that Section 9(a) of the Act shall not apply to:
The acquisition by a registered holding company, or a subsidiary company thereof, of the securities of an energy-related company; provided, that, after giving effect to any such acquisition, the aggregate investment by such registered holding company and subsidiaries in all such companies does not exceed the greater of:(i) $50 million; or (ii) 15% of the consolidated capitalization of such registered holding company, as reported in the registered holding company's most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q.
<F3>  AE Supply may be merged into an existing corporate shell for tax purposes.




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public utility natural gas company, Mountaineer Gas Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power"). Allegheny Power delivers electric energy to about three million people or 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to about 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission, Monongahela Power is subject to the regulation of both the West Virginia Public Service Commission and the Ohio Public Utility Commission, Monongahela Power's subsidiary, Mountaineer Gas Company, is subject to the regulation of the West Virginia Public Service Commission, and Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Public Service Commission and the Virginia State Corporation Commission.

     For   the  twelve  (12)  months  ended  September  30, 2000,
Allegheny's gross revenues and net income were approximately $3.524 billion and $188 million, respectively.

          2.          AE Supply

     In the face of deregulation, and the resulting competition, the Allegheny system has moved aggressively to expand its energy holdings and customer base. Applicants' efforts have resulted in a
number   of  filings  with  the  Commission.   Those  filings are
summarized below.

      By order dated November 12, 1999 (Holding Company Act Release No. 27101), the Commission authorized Allegheny to form AE Supply for the purpose of holding generating assets, rights, interests and related obligations and to transfer the West Penn generating assets
to  AE  Supply.   Thereafter, in File No.  70-9627  the Commission
authorized the transfer to AE Supply of certain Potomac Edison generating assets and other related interests.<F4> Under the terms of Order No. 27101, pending completion of the record, the Commission reserved jurisdiction over certain proposed transactions involving the transfer of assets consisting of Potomac Edison's undivided 100% ownership interest in the Luray, Newport, Shenandoah and Warren hydroelectric generating stations ("VA Hydro Assets"), and a request to merge AE Units 1 and 2, L.L.C., a non-utility subsidiary of  Allegheny  that owns two 44 MW generation units and associated
transmission   facilities,  step-up  transformers,   breakers and
interconnection facilities near Springdale, Pennsylvania, with AE Supply in exchange for AE Supply assuming the former company's outstanding debt. The record has been completed with the filing of the Order of the Virginia State Corporation Commission approving the transfer of the VA Hydro Assets and a copy of the Order of the Federal Energy Regulatory Commission approving the merger of AE Units 1 and 2, L.L.C. into AE Supply. An order is expected by February 2001.

     In the final asset transfer matter, Allegheny has also filed and currently pending before the Commission an application for authority to transfer the generating assets of Monongahela Power to
AE  Supply (File No. 70-9747 filed September 14, 2000).   Ohio and
the  Federal Energy Regulatory Commission have issued the necessary
order.   Currently,  we are awaiting action by  the  West Virginia
Legislature.  An order is expected by the end of the second quarter
2001.

<F4> Holding Company Act Release No. 27205 (July 31, 2000).





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     AE  Supply also has pending in File No. 70-9683 a request to:
i) organize and finance one or more special purpose subsidiaries ("Exempt Subsidiaries"); ii) engage in Rule 58 activities within the United States and abroad; iii) permit the Exempt Subsidiaries to invest, directly or indirectly, in development activities with respect to Exempt Wholesale Generators ("EWGs" and Foreign Utility Companies ("FUCOs"); iv) permit AE Supply to organize one or more special project entities ("Intermediate Companies") to facilitate the development and consummation of investments in EWGs and FUCOs; and, v) authorize Intermediate Companies to issue equity securities and debt securities to persons other than AE Supply or Allegheny (and with respect to which there will be no recourse to Allegheny),
including   banks,   insurance  companies   and   other financial
institutions, exclusively for the purpose of financing (including any refinancing) investments in EWGs and foreign utility companies ("FUCOs"). Applicants expect an order no later than early in the first quarter of 2001.

     In File No. 70-9801 (Enron EWG application), Applicants requested authority to finance the acquisition with a combination of debt and equity that is consistent with Allegheny's existing limits on "aggregate investment" under Rule 53. Specifically, Allegheny sought authority to issue and sell a combination of long-term debt and equity securities, which shall not exceed the lesser of the remaining permissible aggregate investment under the "safe
harbor" provision of Rule  53  limitation  or   $400   million <F5>
Additionally, Allegheny sought authority to issue and sell up to$1 billion in equity securities in connection with the transaction and for other corporate purposes, and to make a capital contribution of up to $1 billion to AE Supply in support of the transaction and for other corporate purposes. AE Supply also sought authorization to increase by $550 million its authority to issue long-term debt and equity securities and to provide non-recourse credit support to an aggregate amount of $950 million.<F6> Finally, AE Supply sought approval to establish a financing vehicle, Allegheny Energy Supply Capital, Inc., that would, among other things, issue equity to and accept purchase notes from AE Supply in connection with its activities described herein and future transactions approved by the
Commission  or  allowed  by  Commission  rules.   Applicants have
requested expedited treatment of that application and expect an order issued and effective not later than March 31, 2001.

     AE Supply is a public utility company within the meaning of the Act but AE Supply is not a utility for purposes of state regulation. For the nine (9) month period ended September 30, 2000, AE Supply, which began operating as a separate company on November 18, 1999, had gross revenues of approximately $1.476 billion and net income of approximately $42.6 million.

     C.   Request for Authority

          1. Transfer of Membership Interests


<F5>  Rule 53 sets forth the circumstances precluding a finding that a security issued to finance the acquisition of an EWG is not, among other things, reasonably adapted to the earning power or security structure of the holding company. In general terms, the rule establishes a "safe harbor." This safe harbor applies when, like the present case, the holding company's investment in EWGs and FUCOs does not exceed 50% of the holding company's consolidated retained earnings.
<F6>  The AE Supply financing will be non-recourse to Allegheny and so will  not count as "aggregate investment" for purposes of Rule 53.
As  defined under Rule 53, "aggregate investment" means all amounts
invested,   or  committed  to  be  invested,  in  exempt wholesale
generators and foreign utility companies, for which there is recourse, directly or indirectly, to the registered holding company.

     Applicants seek authorization to issue 2% of the membership interests in AE Supply, or its successor entities,<F7> to Merrill Lynch pursuant to the Agreement. Specifically, Section 6 of the Act,
which   governs  the  issuing,  selling,  or  altering  rights of
stockholders, provides that:

     Except  in  accordance  with  a  declaration  effective under
     Section 7 of this title and with the order under such section permitting such declaration to become effective, it shall be unlawful for any registered holding company or subsidiary company thereof, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, directly or indirectly (1) to issue or sell any security of such company; or (2) to exercise any privilege or right to alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security of such company.

Additionally, Rule 44, Sales of Securities and Assets, provides that:

     Sales of utility securities or assets. No registered holding company shall, directly or indirectly, sell to any person any security which it owns of any public utility company, or any utility assets, except pursuant to a declaration notifying the Commission of the proposed transaction, which has become effective in accordance with the procedure specified in Sec. 250.23, and pursuant to the order of the Commission with respect to such declaration under the applicable provisions of the Act.

Applicants believe that the consideration to be paid in connection with the acquisitions is fair and reasonable.

     The transaction will tend toward the proper functioning of the Allegheny holding company system in a partly deregulated, partly regulated operating environment and, as a consequence, toward the economical and efficient development of an integrated public
utility  system.   Particularly  in  light  of  the  trend towards
deregulation, increased competition and rapidly growing demand for energy in the areas serviced by AE Supply it will allow for the efficient delivery of energy to AE Supply's customers, and will
allow   AE  Supply  to  more  effectively  compete  for customers, fostering  a more competitive environment benefiting all customers.
Likewise,   the   acquisitions  are  "reasonably   incidental, or
economically  necessary and appropriate to"  the  operations  of a
registered  electric  utility  holding  company  system   such as
Allegheny, as the acquisitions will facilitate the Allegheny system in meeting the rapidly growing demand for energy within the East Central Area Reliability region, the Mid-American Interconnected Network and the Southeastern Electric Reliability Council.

     The issuance will not result in the existence of any company in the holding system that would unduly or unnecessarily complicate the capital structure, or unfairly or inequitably distribute voting power among security holders, of the Allegheny system.

Item 2.   Fees, Commissions and Expenses

      Fees, commissions and expenses in the estimated amount of $10,000 (to be filed by amendment) are expected to be incurred in connection with the proposed transactions plus ordinary expenses not over $2,000 in connection with preparation of this application. None of the fees, commissions or expenses are to be paid to any associate or affiliate company of Allegheny or any affiliate of any


<F7> AE Supply may be merged into an existing corporate shell for tax purposes.

such associate company except for legal, financial and other services to be performed at cost.

Item 3.   Applicable Statutory Provisions

     Sections 6(a), 7, and 12 of the Act, and Rules 44, 53, and 54 under the Act are directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-
Declaration.   Sections 6(a), 7 and 12 of the Act and  Rules under
the Act 44 apply to the issue and sale of securities, by AE Supply under the Act are directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

     Concerning  Rules  53  and  54,  as  of  September  30, 2000,
Allegheny's   consolidated  retained  earnings  were approximately
$917.6  million, and Allegheny's aggregate investment in  EWGs and
FUCOs  was  approximately $27.5 million.   The  proposed financing
arrangements will be structured so that Allegheny's "aggregate investment" in EWGs and FUCOs will not exceed 50% of the system's consolidated retained earnings (approximately $458.8 million). The conditions specified under Rule 53(a) are otherwise satisfied and none of the conditions set forth in Rule 53(b) exist or will exist
as  a  result  of  the  proposed financing transactions.   Rule 54
provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are
satisfied.   For purposes of Rule 54, the conditions in Rule 53(a)
are satisfied and none of the conditions specified in Rule 53(b) exist or will exist as a result of the proposed transactions. Accordingly, Rule 53(c) is not implicated and Rule 54 is satisfied.

Item 4.   Regulatory Approvals

           An application for approval has been filed with the Department of Justice under Hart-Scott-Rudino and with the Federal Energy Regulatory Commission under Sections 203 and 205. Except as noted above, no state commission or federal commission other than this Commission, has jurisdiction over the transactions for which authority is sought herein.

Item 5.   Procedure

           It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of this transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There
should   be  no  waiting  period  between  the  issuance   of the
Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

(a)  Exhibits

          A    Purchase and Sale Agreement
               (Filed Confidentially January 18, 2001)



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          D-1  Federal Energy Regulatory Commission Application
               (To be filed by amendment)

          D-2 Order of the Federal Energy Regulatory Commission Application (To be filed by amendment)

          D-3  Department of Justice Hart-Scott-Rudino Filing
               (To be filed by amendment)

          F    Opinion of Counsel (To be filed by amendment)

          G    Financial Data Schedules (To be filed by amendment)

          H    Form of Notice (Filed January 18, 2001)

(b)  Financial Statements as of September 30, 2000

          FS-1 AE Supply balance sheet, per books and pro forma
               (To be filed by amendment).

          FS-2 AE Supply statement of income and retained earnings, per books and pro forma (To be filed by amendment).

Item No. 7. Information as to Environmental Effects

          (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the a National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

          (b)  Not applicable.

                             SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                         ALLEGHENY ENERGY, INC.
                         ALLEGHENY ENERGY SUPPLY COMPANY, L.L.C.

                         /s/ MICHAEL P. MORRELL

                         By __________________________
                         Michael P. Morrell

Dated:  January 18, 2001